UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 21, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

This Form 6-K consists of the revised Articles of Association of UBS AG, which appear immediately following this page.

Articles of Association
UBS AG
14 April 2010

Section 1
Name, registered office, business
object and duration of the Corporation

Article 1

Name and registered office	A corporation limited by shares under the name of UBS AG / UBS SA / UBS Inc. is established with a registered office in Zurich and Basel.

Article 2

Business object	[1] The purpose of the Corporation is the operation of a bank. Its scope of operations extends to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad.

[2] The Corporation may establish branches and representative offices as well as banks, finance companies and other enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management.

[3] The Corporation is authorized to acquire, mortgage and sell real estate and building rights in Switzerland and abroad.

Article 3

Duration	The duration of the Corporation shall not be limited by time.

Section 2
Share capital

Article 4

Share capital	[1] The share capital of the Corporation is CHF 383,079,149.00 (three hundred and eighty-three million, seventy-nine thousand and one hundred and forty-nine Swiss francs and nil centimes), divided into 3,830,791,490 registered shares with a par value of CHF 0.10 each. The share capital is fully paid up.

[2] Registered shares may be converted into bearer shares and bearer shares into registered shares by resolution of the General Meeting of Shareholders.

Article 4a

Conditional capital	Employee stock ownership plan of Paine Webber Group Inc., New York (“PaineWebber”)

[1] The share capital will be increased, under exclusion of shareholders’ pre-emptive rights, by a maximum of CHF 2,617.90, corresponding to a maximum of 26,179 registered shares of CHF 0.10 par value each (which must be fully paid up) through the exercise of option rights granted to the employees of PaineWebber, which were rolled over according to the merger agreement of 12 July 2000. The subscription ratio, time limits and further details were determined by PaineWebber and taken over by UBS AG. The purchase of shares through the exercise of option rights as well as any subsequent transfer of the shares are subject to the registration restrictions set out in Article 5 of these Articles of Association.

Employee participation plan UBS AG

[2] The share capital may be increased by a maximum of CHF 14,996,973.50 through the issuance of a maximum of 149,969,735 fully paid registered shares with a par value of CHF 0.10 each upon exercise of employee options issued to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries. The pre-emptive rights and the advance subscription rights of the shareholders shall be excluded. The issuance of these options to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries will take place in accordance with the plan rules issued by the Board of Directors and its Compensation Committee. The acquisition of shares through the exercise of option rights as well as every subsequent transfer of these shares shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.

[3] The share capital may be increased by a maximum of CHF 10,000,000 through the issuance of a maximum of 100,000,000 fully paid registered shares with a par value of CHF 0.10 per share through the exercise of warrants granted to the Swiss National Bank in connection with the loan granted by the Swiss National Bank to SNB StabFund Limited Partnership for Collective Investment.

The advance subscription right and the pre-emptive right of the shareholders shall be excluded in connection with the grant of the warrants to the Swiss National Bank. The Swiss National Bank as owner of the warrants shall be entitled to subscribe for the new shares. The conditions of the warrants shall be determined by the Board of Directors. The warrants shall be exercisable within a period of 12 years and may only be exercised if the Swiss National Bank incurs a loss under the loan to the SNB StabFund Limited Partnership for Collective Investment. The exercise price of the warrants shall be at least the par value of the newly issued shares.

The acquisition of shares through the exercise of the warrants and each subsequent transfer of the shares shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.

Conditional capital

[4] The share capital may be increased in an amount not to exceed CHF 38,000,000 by the issuance of up to 380,000,000 fully paid registered shares with a nominal value of CHF 0.10 each through the voluntary or mandatory exercise of conversion rights and / or warrants granted in connection with the issuance of bonds or similar financial instruments by the Company or one of its group companies on national or international capital markets. The pre-emptive rights of the shareholders shall be excluded. The then current owners of conversion rights and / or warrants shall be entitled to subscribe for the new shares. The conditions of the conversion rights and / or warrants shall be determined by the Board of Directors.

The acquisition of shares through voluntary or mandatory exercise of conversion rights and / or warrants, as well as each subsequent transfer of the shares, shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.

In connection with the issuance of convertible bonds or bonds with warrants or similar financial instruments, the Board of Directors shall be authorized to restrict or exclude the advance subscription rights of shareholders if such instrument is issued (i) on national or international capital markets or (ii) to one or more financial investors. If the advance subscription rights are restricted or excluded by the Board of Directors, the following shall apply: the issuance of such instrument shall be made at prevailing market conditions, and the new shares shall be issued pursuant to the relevant conditions of that financial instrument. Conversion rights may be exercised during a maximum 10-year period, and warrants may be exercised during a maximum 7-year period, in each case from the date of the respective issuance. The issuance of the new shares upon voluntary or mandatory exercise of conversion rights and / or warrants shall be made at conditions taking into account the market price of the shares and / or comparable instruments with a market price at the time of the issuance of the relevant financial instrument.

Article 5

Share register and nominees	[1] A share register is maintained for the registered shares, in which owners’ and usufructuaries’ family and given names are entered, with their complete address and nationality (or registered office for legal entities). Shares held in joint accounts may be registered jointly with voting rights, if all registered owners of the shares provide the declaration requested in paragraph 3 below.

[2] If the mailing address of a shareholder changes, the new address must be communicated to the Corporation. As long as this has not been done, all written communications will be sent to the address entered in the share register, this being valid according to the requirements of the law.

[3] Those who acquire registered shares shall be entered in the share register as shareholders with voting rights if they expressly declare that they acquired these registered shares in their own names and for their own account. If the party acquiring the shares is not prepared to provide such a declaration, the Board of Directors may refuse to allow the shares to be entered with voting rights.

[4] The restriction on registration under paragraph 3 above also applies to shares acquired by the exercise of preemptive, option or conversion rights.

[5] The Board of Directors is authorized, after hearing the position of the registered shareholder or nominee affected, to strike the entry of a shareholder with voting rights from the share register retroactively with effect to the date of the entry, if it was obtained under false pretences. The party affected must be informed of the action immediately.

[6] The Board of Directors formulates general principles relating to the registration of fiduciaries / nominees and issues the necessary regulations to ensure compliance with the above provisions.

Article 6

Form of shares	[1] Registered shares of the Corporation will be, subject to paragraph 2, in the form of uncertificated securities (in the sense of the Swiss Code of Obligations) and intermediary-held securities (in the sense of the Intermediary-Held Securities Act).

[2] Following his registration in the share register, the shareholder may request the Corporation to issue a written statement in respect of his registered shares at any time; however, he has no entitlement to the printing and delivery of share certificates. In contrast, the Corporation may print and deliver share certificates for registered shares (single certificates, certificates representing multiples of shares or global certificates) at any time. It may withdraw registered shares issued as intermediary-held securities from the respective custody system. With the consent of the shareholder, the Corporation may cancel issued certificates which are returned to it without replacement.

Article 7

Exercise of rights	[1] The Corporation recognizes only one representative per share.

[2] Voting rights and associated rights may only be exercised in relation to the Corporation by a party entered in the share register as having the right to vote.

Section 3
Corporate bodies
A. General Meeting of Shareholders

Article 8

Authority	The General Meeting of Shareholders is the Corporation’s supreme corporate body.

Article 9

Types of General Meetings a. Annual General Meeting	The Annual General Meeting takes place every year within six months after the close of the financial year; the annual report and the report of the Auditors must be available for inspection by shareholders at the Corporation’s registered offices at least twenty days before the meeting.

Article 10

b. Extraordinary General Meetings	[1] Extraordinary General Meetings are convened whenever the Board of Directors or the Auditors consider it necessary.

[2] Such a meeting must also be convened if demanded by a resolution of the shareholders in General Meeting or by a written request from one or more shareholders, representing together at least one tenth of the share capital, specifying the items to be included on the agenda and the proposals to be put forward.

Article 11

Convening	[1] The General Meeting shall be called by the Board of Directors, or if need be by the Statutory Auditors, at least twenty days before the meeting is to take place. The meeting is called by publishing a single notice in the publication of record designated by the Corporation. An invitation will be sent to all shareholders registered.

[2] The notice to convene the General Meeting shall specify the agenda with the proposals of the Board of Directors and proposals from shareholders, and in the event of elections the names of the proposed candidates.

Article 12

Placing of items on the agenda	[1] Shareholders representing shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration by the Annual General Meeting, provided that their proposals are submitted in writing within the deadline published by the Corporation and include the actual motion(s) to be put forward.

[2] No resolutions may be passed concerning matters which have not been duly placed on the agenda, except on a motion put forward at the General Meeting to call an Extraordinary General Meeting or a motion for a special audit to be carried out.

Article 13

Chairmanship, tellers, minutes	[1] The Chairman of the Board of Directors or, if the Chairman cannot attend, a Vice Chairman or another member designated by the Board of Directors, shall preside over the General Meeting and appoint a secretary and the necessary tellers.

[2] Minutes are kept of the proceedings and must be signed by the presiding Officer and the Secretary.

Article 14

Shareholder proxies	[1] The Board of Directors issues procedural rules for participation and representation of shareholders at the General Meeting.

[2] A shareholder may only be represented at the General Meeting by his or her legal representative or under a written power of attorney by another shareholder eligible to vote, by a corporate proxy, by the independent proxy or by a custodial proxy.

[3] The presiding Officer decides whether to recognize the power of attorney.

Article 15

Voting right	Each share conveys the right to cast one vote.

Article 16

Resolutions, elections	[1] Resolutions and elections are decided at the General Meeting by an absolute majority of the votes cast, excluding blank and invalid ballots, subject to the compulsory provisions of the law.

[2] A resolution to change Art. 18 of these Articles of Association, to remove one fourth or more of the members of the Board of Directors, or to delete or modify Art. 16 paragraph 2 of these Articles of Association, must receive at least two thirds of the votes represented.

[3] The presiding Officer shall decide whether voting on resolutions and elections be conducted electronically or with a show of hands. Ordinary written ballots may also be adopted. Shareholders representing at least 3% of the votes represented may always request that a vote or election take place electronically or by written ballot.

[4] In the case of written ballots, the presiding Officer may rule that only the ballots of those shareholders shall be collected who choose to abstain or to cast a negative vote, and that all other shares represented at the General Meeting at the time of the vote shall be counted in favour, in order to expedite the counting of the votes.

Article 17

Powers	The General Meeting has the following powers:

	a)	To establish and amend the Articles of Association

	b)	To elect the members of the Board of Directors and the Auditors

	c)	To approve the annual report and the consolidated financial statements

	d)	To approve the annual accounts and to decide upon the appropriation of the net profit shown in the balance sheet

	e)	To give the members of the Board of Directors and of the Group Executive Board a discharge concerning their administration

	f)	To take decisions on all matters reserved to the General Meeting by law or by the Articles of Association, or which are placed before it by the Board of Directors.

Corporate bodies
B. Board of Directors

Article 18

Number of Board members	The Board of Directors shall consist of at least six and no more than twelve members.

Article 19

Term of office	[1] The term of office for members of the Board of Directors is one year, with the interval between two Annual General Meetings being deemed a year for this purpose.

[2] Members whose term of office has expired are immediately eligible for re-election.

Article 20

Organization	[1] The Board of Directors shall elect a Chairman and at least one Vice Chairman from among its members.

[2] The Board of Directors shall appoint its secretary, who need not be a member of the Board.

Article 21

Convening, participation	[1] The Chairman shall convene the Board of Directors as often as business requires, but at least six times a year.

[2] The Board of Directors shall also be convened if one of its members or the Group Chief Executive Officer submits a written request to the Chairman to hold such a meeting.

Article 22

Decisions	[1] Decisions of the Board of Directors are taken by an absolute majority of the votes cast. In case of a tie, the presiding Officer shall cast the deciding vote.

[2] The number of members who must be present to constitute a quorum, and the modalities for the passing of resolutions shall be laid down by the Board of Directors in the Organization Regulations. No such quorum is required for decisions confirming and amending resolutions relating to capital increases.

Article 23

Duties and powers	[1] The Board of Directors has ultimate responsibility for the management of the Corporation and the supervision and control of its executive management.

[2] The Board of Directors may also take decisions on all matters which are not expressly reserved to the shareholders in General Meeting or to another corporate body by law or by the Articles of Association.

Article 24

Ultimate responsibility for the management of the Corporation	The ultimate responsibility for the management of the Corporation comprises in particular:

	a)	Preparing of and deciding on proposals to be placed before the General Meeting

	b)	Issuing the regulations necessary for the conduct of business and for the delineation of authority, in particular the Organization Regulations and the regulations governing the Group Internal Audit

	c)	Laying down the principles for the accounting, financial and risk controls and financial planning, in particular the allocation of equity resources and risk capital for business operations

	d)	Decisions on Group strategy and other matters reserved to the Board of Directors under the Organization Regulations

e)
Appointment and removal of (i) the Group Chief Executive Officer, (ii) such other members of the Group Executive Board as the Organization Regulations require to be appointed by the Board of Directors, and (iii) the Head of Group Internal Audit

f)
Decisions on increasing the share capital, to the extent this falls within the authority of the Board of Directors (Art. 651 paragraph 4 of the Swiss Code of Obligations), on the report concerning an increase in capital (Art. 652e of the Swiss Code of Obligations) and on the ascertainment of capital increases and the corresponding amendments to the Articles of Association.

Article 25

Supervision, control	Supervision and control of the business management comprises in particular the following:

	a)	Review of the annual report, consolidated and parent company financial statements as well as quarterly financial statements

b)
Acceptance of regular reports covering the course of business and the position of the Group, the status and development of country, counter-party and market risks and the extent to which equity and risk capital are tied up due to business operations

	c)	Consideration of reports prepared by the Auditors concerning the annual financial statements.

Article 26

Delegation, Organization Regulations	The Board of Directors may delegate part of its authority to one or more of its members subject to Arts. 24 and 25. The allocation of authority and functions shall be defined in the Organization Regulations.

Article 27

Signatures	[1] Signing in the name of the company requires two authorized signatures to be binding.

[2] All details shall be determined in the Organization Regulations and in a special Group Directive.

Article 28

Remuneration	The Board of Directors shall determine the remuneration of its members.

Corporate bodies
C. Group Executive Board

Article 29

Organization	The Group Executive Board is composed of the Group Chief Executive Officer and at least three other members as further set forth in the Organization Regulations.

Article 30

Functions, authorities	[1] The Group Executive Board, acting under the leadership of the Group Chief Executive Officer, is responsible for the management of the Group. It is the supreme executive body as defined by the Swiss Federal Law on Banks and Savings Banks. It implements the Group strategy decided by the Board of Directors and ensures the execution of the decisions of the Board of Directors. It is responsible for the Group’s results.

[2] The responsibilities and authorities of the Group Executive Board and other management units designated by the Board of Directors are defined by the Organization Regulations.

Corporate bodies
D. Auditors

Article 31

Term of office, authority and duties	[1] An auditing company subject to governmental supervision as required by law is to be appointed as Auditors.

[2] The shareholders in the General Meeting shall elect the Auditors for a term of office of one year. The rights and duties of the Auditors are determined by the provisions of the law.

[3] The General Meeting may appoint Special Auditors for a term of three years, who provide the attestations required for capital increases.

Section 4
Financial statements and
appropriation of profit, reserves

Article 32

Financial year	The consolidated and parent company financial accounts are closed on December 31 of each year.

Article 33

Appropriation of disposable profit	[1] At least 5% of the profit for the year is allocated to the general statutory reserve until such time as said reserve amounts to 20% of the share capital.

[2] The remaining profit is, subject to the provisions of the Swiss Code of Obligations and of the Federal Banking law, at the disposal of the shareholders in General Meeting who may also use it for the formation of free or special reserves.

Article 34

Reserves	The shareholders in General Meeting determine the utilization of the general reserve in accordance with the legal provisions acting upon the recommendations of the Board of Directors.

Section 5
Notices and jurisdiction

Article 35

Official publication media	Public notices appear in the Swiss official commercial gazette (in French “Feuille Officielle Suisse du Commerce”, or German “Schweizerisches Handelsamtsblatt”). The Board of Directors may designate other publications as well.

Article 36

Jurisdiction	Jurisdiction for any disputes arising out of the corporate relationship shall be at both the registered offices of the Corporation, with the exception of legal actions in connection with the contestation or nullity of decisions of the shareholders’ meeting or the nullity of Board of Directors’ decisions, where jurisdiction shall exclusively be with the courts of Zurich.

Section 6
Non-cash considerations
and contribution in kind

Article 37

Non-cash considerations	[1] The Corporation acquires Schweizerische Bankgesellschaft (SBG) in Zurich by merger through the capital increase of April 30 / May 19, 1998. Assets of CHF 426,820,619,609.52 and liabilities of CHF 408,302,595,203.66 pursuant to the merger balance sheet of September 30, 1997 shall be transferred by universal succession to the Corporation; the amount of the capital increase has been paid in accordance with the merger agreement. The shareholders of the company acquired receive 128,750,000 fully paid-up registered shares of the acquiring company each with a par value of CHF 20.

[2] The Corporation acquires Schweizerischer Bankverein (SBV) in Basel by merger through the capital increase of April 29 / May 18, 1998. Assets of CHF 352,252,889,332.69 and liabilities of CHF 338,770,039,294.46 pursuant to the merger balance sheet of September 30, 1997 shall be transferred by universal succession to the Corporation; the amount of the capital increase has been paid in accordance with the merger agreement. The shareholders of the company acquired receive 85,623,491 fully paid-up registered shares of the acquiring company each with a par value of CHF 20.

Article 38

Contribution in kind	The Corporation, in connection with the capital increase of 1 November 2000, is acquiring the totality of the shares of Paine Webber Group Inc. (New York, N.Y., USA) from existing shareholders of this listed company through the Corporation’s wholly owned subsidiary UBS Americas Inc. (Wilmington, Delaware, USA) by way of a triangular merger under the laws of the State of Delaware (USA). Under the terms of the merger agreement of 12 July 2000, the total consideration for these shares will take the form of a cash component of not more than USD 6,350,000,000 plus a share component of not more than 42,800,000 shares of UBS AG, i.e. (assuming an exchange rate of CHF / USD 1.80 and a price of CHF 250 per UBS share) CHF 22,130,000,000, and of not less than USD 5,520,000,000 plus not less than 37,150,000 shares of UBS AG, i.e. (based on the foregoing assumptions) CHF 19,223,500,000, this including the 12,000,000 shares resulting from the capital increase of 1 November 2000.
14 April 2010

UBS AG
Board of Directors
P.O. Box
CH-8098 Zurich

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director
Date: April 21, 2010